
May 15, 2023

Kimball Carr
Chief Executive Officer
Inspire Veterinary Partners, Inc.
780 Lynnhaven Parkway
Suite 400
Virginia Beach, VA 23452

> **Re: Inspire Veterinary Partners, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 25, 2023**
> **File No. 333-271198**

Dear Kimball Carr:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2023 letter.

Amendment No. 1 to Form S-1 filed April 25, 2023

Anticipated Growth through Acquisitions, page 4

1. We note your revisions in response to our prior comment 1, including your statement that approximately $8.2 million of your outstanding indebtedness is convertible into shares of Class A common stock. Please further revise to clarify if that entire amount is reflected in the 2,648,656 shares reflected in the table on page 9, and whether the entire amount of that indebtedness is automatically or mandatorily convertible in connection with the primary offering, or otherwise expected to be converted in connection with the primary offering.

The Offering, page 8

2.   We note your revisions in response to our prior comment 2 and reissue in part. There are still several discrepancies in your prospectus. For example, the shares of class A common stock that are potentially issuable upon conversion of Class B common stock held by non-affiliates do not appear to be included in the total shares of Cass A common stock being offered in this filing that are set forth in the table on page 9, despite the lead-in narrative and the amounts disclosed elsewhere, such as in footnote 8 to the selling stockholder table. Please also revise to address other discrepancies, such as the number of shares of Class A common stock that are issued and outstanding, as we note three different amounts stated throughout your prospectus as of the date of the prospectus, and the number of shares of Class A common stock issuable upon exercise of your warrants.

The sale or availability for sale of substantial amounts of our Class A common stock could adversely affect their market price, page 24

3.   We acknowledge your revised disclosures in response to comment 4. As previously noted, please also revise your risk factor to describe the risk to purchasers in your primary offering that the large number of shares being offered in the resale transaction could depress the market price of your common stock. In addition, we note your revised disclosure on page 30, which indicates that you are not registering the Class A common stock to be held by Messers. Carr, Coleman, Keiser, Lau and Marten, upon conversion of their shares of Class B common stock. However, you continue to appear to state on page 24 that those shares are being registered by this prospectus. Please revise your disclosure to address this discrepancy, and ensure that footnotes to the selling stockholder table are appropriately updated, including footnote 5.

Liquidity and Capital Resources, page 42

4.   As previously requested, please disclose on page 42 whether you are currently in compliance with all of your debt covenants and also whether there have been any instances of non-compliance during the periods presented and through the date of this filing.

Security Ownership of Certain Beneficial Owners and Management, page 69

5.   Please revise your selling stockholder table and beneficial ownership table to reflect information as of a recent date. Please also revise to explain the exclusion of shares noted in footnotes 3 and 8. Refer to Item 403 of Regulation S-K. In addition, we note your disclosure in a prior amendment that Star Circle Advisory had distributed 333,250 shares of Class B common stock to Mr. Carr. However, we note your revised disclosure on page 71 that Star Circle initially purchased 2,150,000 shares of Class B common stock. Please revise the beneficial ownership table to reflect similar distributions to other individuals or Star Circle's remaining ownership, or advise.

Kimball Carr
Inspire Veterinary Partners, Inc.
May 15, 2023
Page 3

Exhibits

6.   We note that you have filed additional exhibits. Please revise your exhibit index to ensure that it properly reflects your filed exhibits.

       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any other questions.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Industrial Applications and
                                         Services

cc: Joe Laxague, Esq.